Amos J. Oelking, III
713-220-8137/fax: 713-236-0822 aoelking@akingump.com

May 26, 2006

Via EDGAR and Federal Express

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Attn:	Mr. H. Roger Schwall
Mr. Jason Wynn
Mail Stop 7010

Re:	Transmeridian Exploration Incorporated

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2005

Dear Messrs. Schwall and Wynn:

On behalf of Transmeridian Exploration Incorporated (the “Company”), I enclose for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the applicable rules and regulations under the Exchange Act, Amendment No. 1 (the “Amendment”) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 10-K”). The Amendment reflects the Company’s responses to the comments received from the Securities and Exchange Commission’s Staff (the “Staff”) set forth in the Staff’s letter to the Company, dated April 12, 2006, relating to, among other of the Company’s filings, the 2005 10-K. For your convenience, each response is preceded by the Staff’s comment to which the response relates.

Please note that the Company intends to respond separately to the Staff’s comments with respect to the Company’s Registration Statement on Form S-3, as amended (File No. 333-132389), (the “Form S-3”), and Registration Statement on Form S-4 (File No. 333-132552)(the “Form S-4”).

1111 Louisiana Street, 44th Floor / Houston, Texas 77002 / 713.220.5800 / fax: 713.236.0822 / akingump.com

Securities and Exchange Commission

May 26, 2006

General

1. Because some of our comments might apply to disclosure that appears in more than one place or may apply to future filings, please make corresponding changes to all affected disclosure in your current and future filings, wherever it appears in your documents. For example, please make corresponding changes to the Form S-4 cited above, as appropriate, in accordance with our comments issued below on the Form S-3 and Form 10-K.

Response: The Staff’s comment is noted. The Company’s response to, and corresponding revised risk factor regarding its internal control over financial reporting relating to, Staff comment number 2 with respect to the Form S-3 is reflected on pages 6-7 of the Amendment (see below) and will be reflected in the Company’s amendments to the Form S-3 and the Form S-4. While there are no corresponding disclosures in the Form S-3 and the Form S-4 that would be affected by the Staff’s comments with respect to the 2005 10-K, the Company will make corresponding changes, as appropriate, to its future Form 10-Q and Form 10-K filings.

Form S-3, as amended

Risk Factors, page 2

We have reported a material weakness…., page 9

2. Please expand this risk factor to further describe the facts and circumstances of the material weakness. For example, include a discussion of the remedies you have implemented since the end of your last fiscal year.

Response: The Company has revised the risk factor appearing on pages 6-7 of the Amendment to further describe the facts and circumstances of the material weakness in the Company’s internal control over financial reporting, including a discussion of the steps the Company has taken to remediate the material weakness. The Company will include a substantially similar risk factor in its amendments to the Form S-3 and the Form S-4.

Form 10-K for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 55

5. Revise to state explicitly that based on management’s assessment, your internal control over financial reporting was not effective. Currently, you indicate only that a material weakness existed.

Securities and Exchange Commission

May 26, 2006

Response: The Company has revised the section entitled “Item 9A. Controls and Procedures – Corporate Disclosure Controls - Management’s Report on Internal Control over Financial Reporting” beginning on page 8 of the Amendment to explicitly state that the Company’s internal control over financial reporting was not effective as of December 31, 2005.

6. We note your disclosure that to address the material weakness, management performed “additional analysis” and other “post-closing procedures” in an effort to ensure that your consolidated financial statements were prepared in accordance with generally accepted accounting principles. Please describe these procedures and analyses. Tell us also whether these additional procedures and analyses will be required after the material weakness has been remedied.

Response: As a result of the material weakness disclosed in the section of the 2005 10-K and the Amendment (beginning on page 8 of the Amendment) entitled “Item 9A. Controls and Procedures – Corporate Disclosure Controls - Management’s Report on Internal Control over Financial Reporting,” the Company’s management performed additional analysis and other post-closing procedures in an effort to ensure that the Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles. This additional analysis and other post-closing procedures included:

•	a re-review of all of the Company’s major transactions in fiscal year 2005, particularly those occurring in the fourth quarter, so as to ensure the proper recording of, accounting for, and disclosures with respect to, such transactions. These transactions included: (i) the acquisition in December 2005 of 100% of the authorized and issued shares of Bramex Management, Inc., the owner of 50% of JSC Caspi Neft TME, the Company’s principal operating subsidiary; (ii) the acquisition in December 2005 of the 10% carried working interest in the South Alibek Field owned by Kornerstone Investment Group, Ltd.; and (iii) the December 2005 private placement by the Company and a wholly-owned subsidiary of the Company of 250,000 “units” consisting of (1) $250 million principal amount of the subsidiary’s senior secured notes due 2010 and (2) warrants to purchase in the aggregate approximately 17.3 million shares of the Company’s common stock.

•	a re-review of calculations generated from the Company’s spreadsheets and models, such as depletion and stock-based compensation, that are then recorded in the Company’s books and records to ensure that such amounts were materially correct and appropriately recorded.

Securities and Exchange Commission

May 26, 2006

•	a re-review of the Company’s period-end checklists to ensure all appropriate disclosures have been made.

       and

•	in a strategic decision reached in the first quarter of 2006, but before the Company’s financials for the fiscal year ended December 31, 2005 were released, the Company agreed to dispose of a company-owned drilling rig. An impairment charge writing the value of the rig down to the estimated net proceeds and reclassifying the net book value of the rig as a current asset held for sale was recorded as of December 31, 2005

The Company will continue to (i) review all major transactions as they occur to ensure they are properly recorded in accordance with generally accepted accounting principles; (ii) prepare period-end accounting and disclosure checklists; and (iii) review spreadsheet calculations of items that are recorded in the Company’s books and records as part of its normal financial closing and reporting process. The Company believes these procedures are necessary for effective internal control over financial reporting.

7. Please revise your disclosure in this section to provide additional information regarding the material weakness. For example:

•	Disclose the precise date on which your certifying officers identified the material weakness.

Response: Due to a change in personnel earlier in fiscal year 2005, the Company’s assessment, including testing, of its internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 did not begin until the fourth quarter. The Company’s assessment, testing and evaluation of testing exceptions continued into 2006 and it was not until early March 2006 that the Company’s management determined that a material weakness existed in the Company’s internal control over financial reporting.

•	Please identify the consultants that reviewed your internal control system and complex tax calculations and disclosures.

Response: The Company retained the services of independent financial consultants to assist the Company’s management in the evaluation and testing of the Company’s internal control system and to assist management in the preparation of complex tax calculations and disclosures related to the Company’s public filings. The independent consultants

Securities and Exchange Commission

May 26, 2006

were engaged to provide resources to assist management on a temporary basis and worked under the direction of the Company’s personnel; the consultants were not engaged to undertake an independent study or to provide an independent report. The Company’s management took, and continue to take, full responsibility for the assessment of the Company’s internal control system. Therefore, the Company did not believe that it was appropriate to identify the consultants in the 2005 10-K (and to obtain and file corresponding consents). For the Staff’s information, the independent consultants, Calvetti, Ferguson & Wagner, P.C., were not then, nor are they now, in any way affiliated with the Company’s independent auditors.

•	Describe the “improvement opportunities” identified as a result of the consultants’ review.

Response: In the course of updating the documentation of the Company’s work flow processes and related internal controls, the Company’s management identified activities and procedures in areas that may be modified, simplified or deleted to allow for a more efficient processing of information. In addition, management identified features in the Company’s software that may allow management to automate current manual processes. Management is currently evaluating these potential improvement opportunities to determine which can be implemented in a cost-effective and efficient manner. The Company intends to review its work flow processes on an on-going basis to identify, analyze and implement, as appropriate, process improvement opportunities.

•	Describe the specific steps you took, and are taking, to remediate each deficiency in addition to the changes you already mention. Ensure that this discussion specifies in sufficient detail the nature of the changes and how you intend the changes to resolve the identified problems.

Response: The material weakness in the Company’s internal control over financial reporting as of December 31, 2005 was the lack of a sufficient number of accounting personnel with experience in public company SEC reporting and the technical expertise necessary to maintain adequate controls over the Company’s accounting and reporting processes with respect to non-routine and non-systematic transactions. Specifically, the Company’s management has identified areas where the Company lacks internal technical accounting expertise (e.g., accounting for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109) and have determined that the most cost-effective and efficient manner in which to effect the reporting required under SFAS No. 109 is to retain independent financial consultants with specific expertise in this area. These consultants will assist the Company’s management in the preparation of the

Securities and Exchange Commission

May 26, 2006

required disclosure and the development and implementation of a reporting process to obtain the information for such disclosure in a timely and efficient manner.

In addition, the Company has hired an additional certified public accountant, who will join the Company in June 2006, to assist with the preparation of required SEC disclosures as well as internal financial reporting requirements. This person will also assist the Company’s chief accounting officer and accounting manager in the interpretation and application of new accounting standards and the effect of such standards on the Company’s financial reporting and its results of operations. Moreover, the Company’s management will continue to evaluate the Company’s accounting function with respect to the number of personnel needed and determine whether the Company’s requirements are best achieved through the hiring of internal personnel on a full-time or part-time basis, outsourcing or a combination thereof.

•	Clearly state whether the company believes that the material weakness still exists as of the end of the period covered by the report.

Response: Please refer to the Company’s revision to the section entitled “Item 9A. Controls and Procedures – Corporate Disclosure Controls - Management’s Report on Internal Control over Financial Reporting” beginning on page 8 of the Amendment (in which the Company explicitly states that the Company’s internal control over financial reporting was not effective as of December 31, 2005) in response to Staff comment number 5. The Company believes that this revision addresses this comment in that the Company states that the material weakness existed as of December 31, 2005 and that the Company’s internal control over financial reporting was not effective as of that date. In its future Form 10-Q filings, the Company will identify changes in its internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

8. Revise to state with specificity whether the changes you describe under “Changes in Internal Controls” are changes that occurred during your last fiscal quarter that have materially affected or are reasonably likely to materially affect your internal control over financial reporting as described in Item 308(c) of Regulation S-K.

Securities and Exchange Commission

May 26, 2006

Response: The Company has revised the section of the Amendment entitled “Item 9A. Controls and Procedures – Corporate Disclosure Controls - Changes in Internal Controls” on page 9 of the Amendment to state that (i) the independent consultants were retained in the fourth quarter of 2005 to assist in the evaluation and testing of the Company’s internal control system, and (ii) the tax consultants were retained in the first quarter of 2006 to assist with the preparation of the Company’s tax calculations and the related disclosures contained in the 2005 10-K and to prepare tax returns.

If you have any questions with respect to the foregoing, please call Edward G. Brantley, the Company’s chief accounting officer, at (281) 999-9091, or me at (713) 220-8137.

Sincerely,

/s/ Amos J. Oelking III
Amos J. Oelking, III

Enclosure

cc:	Earl W. McNiel, w/o encl.
Vice President and Chief Financial Officer

Edward G. Brantley, w/o encl.
Vice President and Chief Accounting Officer

Nicolas J. Evanoff, w/o encl.
Vice President, General Counsel and Secretary

James L. Rice III, w/o encl.